Exhibit 99.1

Via SEDAR

To the Securities Regulatory Authorities:

RE:
Eldorado Gold Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on May 2, 2019 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result

1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.

Votes by Ballot
		For	Withheld
	George Albino	73,038,400 (97.72%)	1,707,107 (2.28%)
	George Burns	73,662,873 (98.55%)	1,082,635 (1.45%)
	Teresa Conway	73,919,521 (98.89%)	825,986 (1.11%)
	Pamela Gibson	73,676,994 (98.57%)	1,068,513 (1.43%)
	Geoffrey Handley	73,232,086 (97.98%)	1,513,422 (2.02%)
	Michael Price	73,887,141 (98.85%)	858,366 (1.15%)
	Steven Reid	73,255,406 (98.01%)	1,490,102 (1.99%)
	John Webster	73,657,898 (98.54%)	1,087,609 (1.46%)

2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot.

Votes by Ballot
		For	Withheld
		97,384,722 (98.75%)	1,229,848 (1.25%)

3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot.

Votes by Ballot
		For	Against
		74,345,780 (99.47%)	399,727 (0.53%)

4	Advisory Vote on Executive Compensation	The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
		For	Against
		70,659,642 (94.53%)	4,085,865 (5.47%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”
Karen Aram
Corporate Secretary